Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by Pubco from its X account from November 29 to December 1, 2025:

The Ether Machine (ETHM) @TheEthe... · 7m

Despite market noise, the fundamentals are clear: Ethereum is becoming the settlement layer of the new internet, and ETH treasuries are how public markets access its native yield.
@AK_EtherMachine

1:01

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The above-mentioned communication included a clip of a video featuring Andrew Keys, Co-Founder and Chairman of Pubco. The following is a partial transcription of the clip:

Greetings machinists. Quick November update. Volatile month, but our core theses didn't change at all. First, Ethereum is still becoming the settlement layer for the next era of the internet. Real-world assets, agentic AI, global computation. Ethereum is coordinating a neutral, decentralized base layer, and the adoption of governments like Dubai to Butan and companies from JPMorgan and Walmart. Second, Ethereum Digital Asset Treasuries are new vehicles for public market investors not just to invest in Ethereum, but also to avail of its native staking units. It's an operating company that stakes, restakes, and participates in high-quality DeFi with institutional controls and uses public capital markets to build long-term duration accretive Ether exposure. Third, we remain opposed to the aggressive ATM equity issuance that the digital asset treasury category has recently exhibited. It damages per-share economics, creates chronic overhang, and pushes vehicles into long-term discounts. Capital formation must support compounding Ether per share, not the dilution of it.

The above-mentioned communication included a clip of a video featuring Andrew Keys. The following is a partial transcription of the clip:

Walmart just announced they are adding Ether to their OnePay app. This isn't just another crypto partnership. This is the moment crypto becomes mainstream money. Think about it. Walmart serves 150 million Americans every week. It's half the country shopping where they can now convert crypto to cash and spend instantly. We just went from crypto being speculative internet money to being accepted at the place where America buys groceries. But here's what that really means. When the world's largest retailer chooses to start accepting Ether, they're essentially telling the market that this is a mainstream, legitimate asset. Not one of the thousands of other tokens. That's institutional validation at the highest level. And here's the kicker. This is just the beginning. Walmart is doing this. Every major retailer is watching. Managing these crypto payments, Walmart OnePay app, number five on Apple's App Store, ranking for finance apps. Nearly all the apps ahead of OnePay in the list, PayPal, Venmo, Cash App already offer crypto. We're witnessing the moment when crypto stops being the alternative money and starts being just money. And make sure to drop a follow for more updates on crypto.

The above-mentioned communication included a clip of a video featuring Andrew Keys. The following is a partial transcription of the clip:

Why Ethereum never goes down unlike other blockchains. Other major blockchains crashed and had outages many times. Even newer chains go off online regularly. But Ethereum, perfect uptime for a decade. Here's why this matters and why it happens. Ethereum has nine different client implementations. That means nine different software versions all running the same network. If one fails, the other eight keep everything running. Some blockchains rely on just one main software, so if it fails, the whole network goes down. But here's what this really means for institutions. When you're processing billions in transactions, downtime isn't just inconvenient, it's catastrophic. JPMorgan didn't build on unreliable blockchains because they can't risk their network going offline during market hours. BlackRock didn't choose a network that crashes every few months. They chose the blockchain that's never failed them. Reliability isn't sexy, but it's everything when you're moving real money. While other blockchains promise speed and low fees, Ethereum delivers the one thing that actually matters. It works every single day. For 10 straight years, that's not just technical superiority, that's institutional-grade infrastructure. Follow to learn more about crypto.

The above-mentioned communication included a clip of a video featuring Andrew Keys. The following is a partial transcription of the clip:

The biggest e-commerce platform, just bet on Ethereum. Here's what most people are missing. Shopify merchants could accept any asset, but the smart ones are choosing dollar stable coins running on Ethereum. And here's why. Ethereum processes payments faster than most cryptos, has lower fees than traditional credit cards, and to top it all off, Ethereum powers the entire stablecoin economy. When a customer pays with USDC, that's running on Ethereum. When they use tokenized dollars, that's Ethereum. When they want instant settlement, that's Ethereum. Shopify merchants aren't just accepting crypto. They're plugging into the Ethereum economy. And here's the craziest part. Every single transaction burns Ether as fuel. So Ethereum gets more scarce with every Shopify purchase. That's the deflationary pressure that keeps pushing prices higher over time. This isn't just e-commerce adoption. This is proof that when businesses need real utility, they choose Ethereum. Ethereum isn't just winning the institutional race, it's winning the real economy. The asset is Ether, the yield is the Ether machine, and the ticker is ETHN.

The Ether Machine (ETHM)
@TheEtherMachine

X.com

The Ethereum network is about to get a major upgrade on Dec 3:

> **Ethereum** @ethereum · 2d
>
> 1/ Fusaka is coming December 3rd.
>
> Ethereum's next major upgrade shows that the network can grow to meet global demand, without compromising on decentralization or permissionlessness.
>
> Whether you're a user, builder, institution, or operator, here's how Fusaka will impact you.

THE NEXT ETHEREUM UPGRADE
FUSAKA
PeerDAS
COMING
DECEMBER 3

1:35 AM · 11/30/25 · **11K** Views

The above-mentioned communication included a clip of a video featuring Andrew Keys. The following is a partial transcription of the clip:

Here's why traditional banks are scared of DeFi. When you get a loan from a bank, they're the middleman between you and the people who actually have the money. They take a big cut for basically doing the paperwork. DeFi cuts them out completely. Want to borrow? You connect directly with lenders. No bank taking their cut in the middle. But it goes much further than that. For example, want to trade currencies? You can trade directly with other people. No foreign exchange desks charging you fees. Want to earn yield on your money? You provide liquidity directly to protocols that need it. No suits in Manhattan deciding if you qualify. No waiting three days for transfers. No hidden fees. Just code that executes automatically and transparently when conditions are met. DeFi isn't just better than traditional finance. It makes traditional finance obsolete. All to learn more about the future of finance. This new law.

The above-mentioned communication included a clip of a video featuring Andrew Keys. The following is a partial transcription of the clip:

This new law just made Ethereum the biggest winner in crypto. Here's what most people are missing. Stablecoins have already taken the world by storm, with over $22 trillion in volume this year alone, more than what Visa and MasterCard process. The GENIUS Act, the stablecoin regulation earlier this year, paved the way for every institution to issue a stable JP, Morgan, Goldman Sachs, Bank of America, Walmart, Exxon, can all create stablecoins. Why? Because they're a better system for moving money inside and outside their businesses. There are real time settlement and no intermediaries with lower costs, which are better for companies and for customers. And here's the part that should get your attention. 60% of all stable coins settle on Ethereum, not Bitcoin or Solana. They settle on Ethereum. I’m talking about trillions of dollars of volume every year in institutional money. Now have clear rules of road, and we expect those trillions to flow through Ethereum rails. Circle just went public on the New York Stock Exchange with a $40 billion market cap. That's just one stablecoin company. Every Fortune 500 has their own digital dollar, and they all run on Ethereum. We're not talking about crypto adoption anymore. We're talking about Ethereum potentially becoming the settlement layer of the global economy. Follow for more regulatory updates that change everything.

The following communication was made by Tim Lowe, Chief Technology Officer of Pubco, from his X account on December 1, 2025:

The following communications were made by Camilla McFarland, Chief Growth Officer of Pubco, from her LinkedIn and X accounts on December 1, 2025:

Viktor Bunin 🇺🇸 @ViktorBunin · 1h

Time in crypto is crazy. When I got into it in 2017 I felt like I was SO LATE. But now I've been around for 50% of Bitcoin's existence, 80% of Ethereum's existence, and 100% of Solana's existence (along with Cardano, Tron, BNB, USDC, etc.).

10 1 30 1.5K

Camilla McFarland @camillionaire_m · 50m

I'm the same vintage; still feels early :)

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The following communications were made by Michael Ciklin, General Counsel, Interim Chief Financial Officer and Chief Operating Officer, from his X account from November 29 to December 1, 2025:

Mike Ciklin (The Ether Machine) @... · 19h

It's almost like the biggest players in the space have recognized the best choice.

1 · 3 · 56

David Walsh | Ethereum Foundati... · 19h

They've recognised it for a while now imo

1 · 2 · 36

Mike Ciklin (The Ether Machine) @... · 19h

Agreed. New, institutional-grade participants serve to reinforce that fact...continuous signal to the marketplace for the win.

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@ryanberckmans · 1d

"L1 network effects aren't real"

65.5% of stables are issued on eth+L2s (94% of this on L1). ~75% of app capital on eth+L2s (~90% on L1).

L2s outgrowing alt L1s. ~95%+ of L2s are on eth. Every L2 further emphasizes the L1 as the hub. Many use ETH.

Onchain growth = ETH growth

CLAP
CLAP
L1 NETWORK EFFECTS AREN'T REAL

25 26 210 10K

Stablecoin market cap

Stablecoin market cap
Ethereum
Tron
Solana
Arbitrum One
Base
BNB Chain
Avalanche
Aptos
$200b
$150b
$100b
$50b
$0
Stablecoin market cap
token terminal_
11/27/25

Source: https://tokenterminal.com/explorer/tokenized-assets. Chart created with Token Terminal Studio.

For a Buffet Indicator of: $700B/$18T = 3.9%

Where does that fit in with other economies?

The US trades at 210% Japan is 163% UK is 92% China is 57% So no matter how you calculate the total market cap of the network, it trades at a tiny macro multiple of where it should.

Where would it be if it traded at frontier economy ratios of 50%?

If the ETH asset held the distribution ratio of value between ETH (the currency) and the rest of the network's assets at 59%/41%, ETH would be valued at...

$44k per ETH ($9T/$18T = 50%, $9T*59% = $5.31T ETH marcap)

these numbers might be a bit out of date as I did this analysis earlier this year.

Nomad @JourneyMacro · 3d

ETH is massively undervalued because Ethereum is an emerging economy but the market doesn't recognize it as such

Why?

Ethereum L1 is basically an emerging nation State with its own growing population and a fast growing GDP

Think of L2s as networked villages connected to L1 via broken roads

Fusaka brings infrastructure to 8x scale L2 villages

Ethereum Interop Layer builds superhighways to replace broken roads between L2 villages

L2 proof aggregation networks are supersized villages with built in superhighways

Once the network effects are large enough, the market will begin to price Ethereum as a nation State, comprising of L1 + thousands of L2 villages

Few

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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